SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)

                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]    FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ____________


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                              TAT Technologies Ltd.

6-K Items

1.   Announcement of December 24, 2008


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                                                                          ITEM 1


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Announcement of December 24, 2008

     TAT Technologies Limited announced today the termination of employment of Mr. Eran Frenkel, its vice president business development and marketing, effective May 2009. In accordance with the terms of his employment agreement, Mr. Frenkel is entitled to six months prior notice.

     The Company also announced today the appointment of Mr. Shai Lustgarten as director of business development and marketing, effective as of December 14, 2008. Mr. Lustgarten has served as Director of Business Development and Marketing of SGD Engineering Ltd. since January 2008 Prior to that, Mr. Lustgarten served as Director of Marketing and Business Development of the Haargaz Group from November 2006 until January 2008. Prior to these positions, Mr. Lustgarten served as VP Business Development of Turbine Components Europe S.A. from 1998 until 2006. From 1993 to 1997 he served as the Assistant Military Attache at the Embassy of Israel in Washington D.C. Mr. Lustgarten holds a B.Sc. in Business Management & Computer Communications from the University of Maryland.

     In addition, the Company announced the resignation of Mr. Yair Shilhav, its internal auditor, and the nomination of Mr. Doron Cohen to serve as internal auditor effective as of December 24, 2008.


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                            (Registrant)

                                            By: /s/Shmuel Fledel
                                            --------------------
                                            Shmuel Fledel
                                            Chief Executive Officer

Date: December 24, 2008


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